N E W S R E L E A S E

August 19, 2004	TSX Venture Exchange: CPQ

CANPLATS REPORTS ON NEW PROPERTY ACQUISITION IN MEXICO
AND SANTA LUCIA DRILLING

Vancouver, B.C. – Canplats Resources Corporation (TSX-V: CPQ) is pleased to report that it has acquired by staking the El Rincon gold project in Durango, Mexico. The property is located on the same northeast-trending corridor that hosts Morgain Minerals Inc.‘s El Cairo gold project. Morgain previously reported a revised pre-feasibility study for El Cairo that delineated proven plus probable reserves of 8.2 million tonnes grading 1.15 grams of gold per tonne based on a gold price of US$350 per ounce.

On and prior to Canplats expending US$1.5 million on the property, Silver Standard Resources Inc. can earn a 51% interest in El Rincon by incurring expenditures equal to two times Canplats’ accrued acquisition and exploration expenditures.

In other news, a 13-hole program totalling 1,626 meters has been completed at the Santa Lucia property in northern Mexico. With holes of up to 200 meters, this program tested a number of targets on the property as defined by geochemical and geophysical surveys completed by Canplats. Assay results have been received from 12 holes, with no significant gold values encountered and, as a result, no further work by the company is anticipated at Santa Lucia.

At the Rodeo property, seven holes of a nine-hole program have been completed to date and assay results will be disclosed upon receipt.

Canplats is a well-financed junior gold exploration company with cash currently exceeding $1.2 million. In addition to core holdings at Rodeo and Yerbabuena, the company continues to seek other gold projects in Mexico with exceptional exploration potential.

About Canplats Resources Corp.
Canplats is a well-financed exploration company with a focus on gold in Mexico.

For further information, contact:

Corporate Information	Investor Inquiries
Canplats Resources Corporation	G2 Consultants Corporation
R.E. Gordon Davis	NA Toll-Free: (866) 742-9990
Chairman, President and C.E.O	Tel: (604) 742-9990
Direct: (604) 484-8220	Fax: (604) 742-9991
canplats@g2consultants.com
Paul LaFontaine
Manager, Investor Relations
Direct: (604) 484-8212
NA Toll-Free: (866) 338-0047
info@canplats.com
http://www.canplats.com

To receive Canplats’ news releases by e-mail, contact Paul LaFontaine, manager, investor relations, at info@canplats.com ~or (866) 338-0047. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F as amended.